UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67235/June 22, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14898

In the Matter of   :
                                                               :
OKLAHOMA ENERGY CORP.,   :
OL FUNDING, INC.,   :   ORDER MAKING FINDINGS AND
OMNISKY CORP.,   :   REVOKING REGISTRATIONS
ORANGE COUNTY VENTURES, INC.,   :   BY DEFAULT
PERCIPIO BIOTHERAPEUTICS, INC., and   :
PRIVIAM, INC.   :

SUMMARY

        This Order revokes the registrations of the registered securities of Oklahoma Energy Corp.,
OL Funding, Inc., OmniSky Corp., Orange County Ventures, Inc., Percipio Biotherapeutics, Inc.,
and Priviam, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated
failure to file required periodic reports with the Securities and Exchange Commission
(Commission).

I. BACKGROUND

        The Commission initiated this proceeding on May 29, 2012, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).
The OIP alleges that each Respondent is a corporation with a class of securities registered with the
Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to
file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each
was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 7, 2012.[1] To
date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. §
201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within
the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the
undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery
at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. §
201.141(a)(2)(ii).

201.155(a), .220(f).   Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Oklahoma Energy Corp. (CIK No. 355649)[2] is a suspended Oklahoma corporation located in Gualala, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001, which reported a net loss of over $5.97 million for the prior twelve months. As of May 17, 2012, the company's stock (symbol "OKOK") was traded on the over-the-counter markets.

OL Funding, Inc. (CIK No. 1415018) is a dissolved Nevada corporation located in Beverly Hills, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OL Funding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 29, 2008, which reported a net loss of $70,194 for the prior three months.

OmniSky Corp. (CIK No. 1104771) is a void Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of over $33 million for the prior three months.

Orange County Ventures, Inc. (CIK No. 841715), is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1997, which reported a net loss of over $10 million for the prior six months.

Percipio Biotherapeutics, Inc. (CIK No. 1046120), is a revoked Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended August 31, 2008, which reported a net loss of over $1.74 million for the prior twelve months.

Priviam, Inc. (CIK No. 1120088), is a New Jersey corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $82,966 for the prior three months.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Oklahoma Energy Corp. is REVOKED;

the REGISTRATION of the registered securities of OL Funding, Inc., is REVOKED;

the REGISTRATION of the registered securities of OmniSky Corp. is REVOKED;

the REGISTRATION of the registered securities of Orange County Ventures, Inc., is REVOKED;

the REGISTRATION of the registered securities of Percipio Biotherapeutics, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Priviam, Inc., is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge